Exhibit 4.(a).59

[FOR CONVENIENCE ONLY, NOT AN OFFICIAL TRANSLATION]

State of Israel

Israel Ministry of Communications

Special License for the provision of Fixed-Line Domestic transmission and Data
Communications Services to Partner Communications Company Ltd

No. 5-11890-0-96509

Amendment No. 1

By virtue of the power of the Minister of Communications under section 4(e) of the Communications Law (Telecommunications and Broadcasting), 5742-1982, that has been delegated to us by all our other powers under any law and after Partner Communications Company Ltd. (hereinafter-“Partner”) has notified us that they do not object to the amendment set forth below, we hereby amend the special licence for the provision of fixed line domestic transmission number 5-11890-0-96509 that was granted to Partner on August 14, 2006 as follows:

Amendment of Article 5

1.	In Article 5.13.2, at the end shall come "the security forces shall bear the costs in accordance with Article 13 of the Law".

2.	After Article 5.14.4 shall come:

”5.14.5	The Board of Directors of the Licensee shall appoint from among its members that have security clearance and security compatibility to be determined by the General Security Service (hereinafter-“Directors with Clearance”), a committee to be designated “the Committee for Security Matters”, or CSM.

The CSM shall consist of at least 4 Directors with Clearance including at least one External Director. Security Matters shall be discussed, subject to Article 5.14.6, solely by the CSM. A resolution that was adopted or an action that was taken by the CSM, shall have the same effect as a resolution that was adopted or an action that was taken by the Board of Directors and shall be discussed by the Board of Directors only if necessary in accordance with Article 5.14.6 and subject to Article 5.14.6. In this Article “Security Matters”, as defined in the Bezeq Order (Determination of Essential Service Provided by “Bezeq”, the Israeli Telecommunications Company Ltd), 5757-1997, as of March 9, 2005.

5.14.6	Security matters that the Board of Directors or the Audit Committee of the Licensee shall be required to consider in accordance with the mandatory provisions of the Companies Law, 5759-1999, or in accordance with the mandatory provisions of any other law that applies to the Licensee shall be discussed, if they need to be discussed by the Board of Directors or the Audit Committee, only in the presence of Directors with Clearance. Directors that do not have security clearance shall not be allowed to participate in this Board of Directors or Audit Committee meeting and shall not be entitled to receive information or to review documents that relate to this matter. The legal quorum for such meetings shall include only Directors with Clearance.

The Licensee may set out in its Articles of Association that an Office Holder, who in the capacity of his position or based on the provisions of the law or the Articles of Association, should have received information or participate in security matter meetings and this was denied him due to Article 5.14.6, will be released from any liability for any claim of breach of duty of care towards the Licensee, if the breach of duty of care was a result of his or her inability to participate in the meetings or receive information.

5.14.7	The shareholders at a general meeting shall not be entitled to assume, delegate, transfer or exercise any of the authorities granted to another organ in the company, regarding Security Matters.

5.14.8	(a)	The Minister shall appoint an observer for the Board of Directors and committee meetings, that has security clearance and security compatibility that will be determined by the General Security Services.

(b)	The observer shall be a government employee, qualified to serve as a director, in accordance with Chapter C of the Government Companies Law, 5735-1975.

(c)	In addition, and without derogating from any duty imposed on him by any law, the observer shall be bound by confidentiality towards the Licensee, except as the matter may be required to fulfill his responsibilities as an observer. The observer shall not act as an observer or in any other capacity for any entity that deals with the provision of telecommunication services and directly competes with the Licensee, and shall refrain from any conflict of interest between his position as an observer and between the Licensee, excluding conflicts of interest that result from his being a government employee that is fulfilling his responsibilities as an observer with the Licensee. The observer shall undertake towards the Licensee not to serve as an observer or an office holder, and not to fulfill a position or be employed, directly or indirectly by any entity that directly competes with the Licensee or has a conflict of interest with the Licensee, excluding a conflict of interest that results from his being a government employee that is fulfilling his responsibilities as an observer with the Licensee throughout the duration of his position as an observer with the Licensee and for eighteen (18) months after he completes this term.

In any case of a dispute regarding a conflict of interest of the observer, the matter shall be decided by the State Attorney General or a person on his behalf.

(d)	Notices to Board of Director and committee meetings, including the CSM, shall be sent to the observer and he shall be entitled to participate as an observer in each such meeting.

(e)	The observer’s entitlement to receive information from the Licensee, shall be the same as a director. If the Licensee believes that certain information that is sensitive business information is not required by the observer in order to fulfill his duties, the Licensee may delay delivery of such information to the observer and shall inform him accordingly. If the observer believes that he should receive such information, the matter shall be decided by the head of the General Security Services.

(f)	If the observer believes that the Licensee adopted or is about to adopt a resolution regarding security matters, contrary to the provisions of the License, contrary to Article 13 of the Law or contrary to the provisions of Article 11 of the General Security Services Law, 5762-2002, he shall immediately notify the Licensee in writing. Such a notice shall be sent to the chairman of the Board of Directors and to the chairman of the CSM and adequate time shall be given, under the circumstances of the case, to remedy the breach or to change the resolution, if possible.

(g)	The provisions of Article 5.14 shall be adopted in the Articles of Association of the Licensee. “

(10 September 2006)

(sgd) —————————————— Mordechai Mordechai Director-General	(sgd) —————————————— Haim Giron, Adv. Senior Deputy Director-General Engineering and Licensing